BMC

BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site www.bmcind.com

NEWS RELEASE

CONTACT:	BRAD CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

BMC INDUSTRIES ANNOUNCES NEW CONTROLLER

March 27, 2002 ‑‑ Minneapolis, Minnesota, USA -- BMC Industries, Inc. (NYSE: BMM) today announced that Richard G. Faber has joined the company as Controller. Mr. Faber, who will be responsible for Corporate and Vision-Ease accounting, SEC reporting and Vision-Ease manufacturing accounting, has 20 years of broad experience in a variety of financial and accounting managerial positions, most recently with Carlson Companies. Prior to joining Carlson Companies, he spent fifteen years in a variety of controller and project leader assignments with Cargill Incorporated. Mr. Faber holds an Masters of Business Administration degree from the University of Notre Dame and is a Certified Public Accountant.

"We are very pleased that Rich Faber has joined the BMC team. His broad controller experience in several diverse organizations and his international experience in both a financial and operations role should be a significant asset to BMC as we continue to grow our businesses," said Curt Petersen, Senior Vice President and Chief Financial Officer.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products. The Buckbee-Mears group, through its Mask Operations, is the only independent North American manufacturer of aperture masks. The Buckbee-Mears group, through its Micro-Technology Operations, is also a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.

The Optical Products group, operating under the Vision-Ease trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic eyewear lenses. Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market. Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics. BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM." For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.